Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES CHANGES TO ITS GOVERNANCE STRUCTURE

Medellin, Colombia, March 22, 2019

Bancolombia announces that its Board of Directors adopted today resolutions to modify the governance structure of Grupo Bancolombia, creating a new Business Vicepresidency. This change is aligned with Bancolombia’s efforts to continue transforming its business.

This new Vicepresidency, which will report directly to the CEO of Grupo Bancolombia, will be responsible for leading the individual banking, small and medium enterprises and corporate business segments, as well as consolidate other support areas such as marketing, products, customer service and analytics, among others.

Maria Cristina Arrastía, who until today was Vice President of Retail and SMEs Banking, was appointed today as head of the new Business Vicepresidency.

Gonzalo Toro, who until today was Vicepresident of Corporate Banking, is retiring after 30 years of service to Bancolombia. The Board of Directors, the management team and our employees are grateful for his legacy and his contributions to the development and growth of the business. Under his direction, Bancolombia became a leader in the market for the corporate banking segment.

Gabriel Di Lelle, Vicepresident of Digital Innovation and Transformation, is also retiring from Bancolombia. Bancolombia is thankful for his service and wishes him success in his new professional project.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837